WINNERS INC.

BOARD MEMBER AND CHIEF FINANCIAL OFFICER AGREEMENT

THIS ADVISORY AGREEMENT is made effective as of November 15, 2025, (the "Effective Date") by and between Winners Inc. a Nevada Corporation and publicly listed Company (the "Company") on the Nasdaq or OTC exchange under the symbol (WNRS) and **Michael Handelman** ("Board Member").

RECITALS

A. Company desires to obtain the services of Mr. Handelman to serve on the Board of Directors of the Company as Chief Financial Officer (CFO) and Mr. Handelman desires to serve as same and fulfill the duties upon the following terms and conditions.

B. Company has spent significant time, effort, and money to develop certain Proprietary Technology and Information for the sports, gaming and digital asset sector (as defined below), which Company considers vital to its business and goodwill.

C. The Proprietary Technology and Information may necessarily be communicated to or received by the Board Member for the Company or in the course of serving as advisor of the Company, and Company desires to obtain the services of Handelman as CFO, only if, in doing so, it can protect its Proprietary Information and good will.

D. Company does not, however, desire to receive from CFO, or for CFO to either induce the use of or use in connection with the performance of his duties as Board Member of the Company, any information which is confidential to or ownership of which resides in a third party, whether acquired either prior to or subsequent to Director's retention hereunder.

AGREEMENT

NOW, THEREFORE, the parties hereto hereby agree as follows:

1. Chief Financial Officer . Company hereby retains Handelman to serve on the Board of Directors as CFO for the term of this Agreement (the "Term") shall be the period commencing on the Effective Date for twelve (12) months and terminating upon sixty (60) days prior written notice delivered by either party to the other for any reason, subject to the By-Laws of the Corporation. Upon any termination of the Services as provided in this Section 1, this Agreement shall terminate except that the provisions set forth in Section 2.b and Section 4 of this Agreement shall survive such termination.

2. Position. Duties. Responsibilities

a. Board Member shall have the authority and duty to manage and conduct the financial business of the Company and such other duties and responsibilities as reasonably requested by the Company, including but not limited to the Services described in Exhibit A attached hereto ("Services"). CFO shall devote CFO's commercially reasonable efforts and attention to the performance of the Services for the Company on a timely basis. CFO shall also make himself available to answer questions, speak with shareholders, provide advice and provide Services to the Company upon reasonable request and notice from the Company. CFO shall perform his duties faithfully and diligently and shall abide by the policies of the Company and any changes to them that may be adopted by the Company, except to the extent inconsistent with the term s of this Agreement.

b. No Conflict. It is understood and agreed, and it is the intention of the parties hereto, that CFO is an officer and employee of the Company and not an agent, joint venturer, or partner of the Company for any purposes whatsoever. CFO is skilled in providing the services identified in this Agreement. To the extent necessary, Director shall be solely responsible for any and all taxes related to the receipt of any equity compensation under this Agreement. CFO hereby represents, warrants and covenants that CFO has the right, power and authority to enter into this Agreement and that neither the execution nor delivery of this Agreement, nor the performance of the Services by CFO will conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any contract, covenant or instrument under which CFO is now or hereinafter becomes obligated.

CFO agrees to deliver such further agreements and other instruments as Company may reasonably request to give effect to this Section 4.

3. Compensation, Benefits, Expenses.

a. Compensation. As full and complete consideration of the Services to be rendered hereunder, the Company shall pay CFO the Compensation described on Exhibit A attached to and incorporated in this Agreement.

b. Reimbursement of Expenses. Company shall promptly reimburse CFO for any reasonable costs and expenses incurred by CFO in connection with any Services specifically requested by Company and actually performed by CFO pursuant to the terms of this Agreement. Each such expenditure or cost shall be reimbursed only if: (i) with respect to costs in excess of $200, individually, CFO receives prior approval from the Company's Chief Executive Officer or other executive for such expenditure or cost, and (ii) with respect to costs less than $ I00, individually , provided CFO furnishes to Company adequate records and other documents reasonably acceptable to Company evidencing such expenditure or cost.

4. Proprietary Information; Work Product; Non-Disclosure.

a. Defined. Company has conceived , developed and owns, and continues to conceive and develop, certain property rights and information, including but not limited to its business plans and objectives, client and customer information, financial projections, marketing plans, marketing materials, logos, and designs, and technical data, inventions, processes, know-how, algorithms, formulae, franchises, databases, computer programs, computer software, user interfaces, source codes, object codes, real estate, architectures and structures, display screens, layouts, development tools and instructions, templates, and other trade secrets, intangible assets and industrial or proprietary property rights which may or may not be related directly or indirectly to Company's business and all documentation, media or other tangible embodiment of or relating to any of the foregoing and all proprietary rights therein of Company (all of which are hereinafter referred to as the "Proprietary Information"). Furthermore, the fact that various fragments of information or data may be generally known in the relevant industry does not mean that the manner in which Company combines them, and the results obtained thereby, are known . In such instance, that would also comprise Proprietary Information.

b. General Restrictions on Use. CFO agrees to hold all Proprietary Information in confidence and not to, directly or indirectly, disclose, use, copy, publish, summarize, or remove from Company's premises any Proprietary Information (or remove from the premises any other property of Company), except to the extent authorized and necessary to carry out Advisor's responsibilities under this Agreement, and after termination of this Agreement, only as specifically authorized in writing by Company. Notwithstanding the foregoing, such restrictions shall not apply to: (i) information which CFO can show was rightfully in his possession at the time of disclosure by Company; (ii) information which CFO can show was received from a third party who lawfully developed the information independently of Company or obtained such information from Company under conditions which did not require that it be held in confidence; or (iii) information which, at the time of disclosure, is generally available to the public.

c. **Ownership of Work Product.** All Work Product, as that term is defined in this Section 4.c., shall be considered work(s) made by CFO for hire for Company and shall belong exclusively to Company and its designees. If by operation of law, any of the Work Product, including all related intellectual property rights, is not owned in its entirety by Company automatically upon creation thereof, then CFO agrees to assign, and hereby assigns, to Company and its designees the ownership of such Work Product, including all related intellectual property rights. "Work Product" shall mean any writings (including excel, power point, emails, etc.), programming, documentation, data compilations, software , manufacturing of products, reports, and any other media, materials, or other objects produced as a result of CFO's work or delivered by CFO in the course of performing that work.

d. **Return of Proprietary Information.** Upon termination of this Agreement, CFO shall upon written request by the Company promptly deliver to Company at Company's sole cost and expense, all financial documents, excel spreadsheets, QuickBooks reports and access codes, drawings, blueprints, manuals , specification documents, documentation, source or object codes, emails and any other storage media, letters, notes, notebooks, reports, flowcharts, and all other materials in its possession or under its control relating to the Proprietary Information and/or Services, as well as all other property belonging to Company which is then in CFO's possession or under its control. Notwithstanding the foregoing, CFO shall retain ownership of all works owned by CFO prior to commencing work for Company hereunder, subject to Company's nonexclusive, perpetual , paid up right and license to use such works in connection with its use of the Services and any Work Product.

e. **Remedies/Additional Confidentiality Agreements.** Nothing in this Section 4 is intended to limit any remedy of Company or CFO under applicable state or federal law. At the request of Company, CFO shall also execute Company's standard "Confidentiality Agreement" or similarly named agreement as such agreement is currently applied to and entered into by Company's most recent employees.

S. Miscellaneous.

a. **Notices.** All notices given under this Agreement shall be in writing and shall be deemed to have been duly given : (a) when delivered personally; (b) three business days after being mailed by first class certified mail , return receipt requested, postage prepaid ; (c) one business day after being sent by a reputable overnight delivery service, postage or delivery charges prepaid ; or (d) on the date on which a facsimile or email is transmitted to the parties at their respective addresses stated below. Any party may change its address for notice and the address to which copies must be sent by giving notice of the new addresses to the other parties in accordance with this Paragraph 5.a., except that any such change of address notice shall not be effective unless and until received.

If to the Company:

Winners Inc.
15 Hudson Yards 11th FL
New York, New York 10001

If to CFO, to CFO's address as maintained by Company in CFO's personnel file.

b. **Entire Agreement.** This Agreement and any documents attached hereto as Exhibits, including but not limited to Exhibit A , constitute the entire agreement and understanding between the parties with respect to the subject matter herein and therein, and supersede and replace any and all prior agreements and understandings, whether oral or written with respect to such matters. The provisions of this Agreement may be waived, altered, amended or replaced in whole or in part only upon the written consent of both parties to this Agreement.

c. **Severability, Enforcement.** If, for any reason, any provision of this Agreement shall be determined to be invalid or inoperative, the validity and effect of the other provisions herein shall not be affected thereby, provided that no such severability shall be effective if it causes a material detriment to any party.

d. **Governing Law.** The validity, interpretation, enforceability, and performance of this Agreement shall be governed by and construed in accordance with the laws of the state of Florida. Venue for any and all disputes arising out of this Agreement shall be the County of Palm Beach, Florida.

e. **Injunctive Relief.** The parties agree that in the event of any breach or threatened breach of any of the covenants in Section 4, the damage or imminent damage to the value and the goodwill of Company's business will be irreparable and extremely difficult to estimate, making any remedy at law or in damages inadequate. Accordingly, the parties agree that Company shall be entitled to injunctive relief against Advisor in the event of any breach or threatened breach of any such provisions by Director, in addition to any other relief (including damages) available to Company under this Agreement or under applicable state and federal law.

IN WITNESS WHEREOF, the Company and Advisor have executed this Agreement as of the date first above written.

COMPANY:

Winners Inc.

By: B. Michael Friedman

CEO

Signature: B. Michael Friedman

Date: 11/18/2025

Board Member, Chief Financial Officer:

By: Michael Handelman

Signature: /s/ Michael Handelman. TY

Exhibit A: to Board Member and Chief Financial Officer

As CFO, you shall:

- Prepare all financial statements in a timely manner for financial reporting as required for OTC Markets and the public Company Winners Inc. including Quarterly Reports and Annual Reports;

- Participate in monthly calls, which will last no more than 1 hour;

- Participate in investment banking and strategic alliance meetings on behalf of Company ; and

- Be accessible to Company to provide guidance on business and marketing strategy issues, including affiliate programs, CPA campaigns, advertising and traffic partners, sports betting strategies, business strategy, investor calls and initiate partners for equity raise, business alliances, financial advice and business development.

- Help evaluate additional revenue streams and market value, facilitate and review licensing and affiliate agreements with operators on behalf of the company.

Compensation.

1) **Board Member and CFOHandelman shall receive $2,500 a month in compensation for the first ninety (90) days as fractional CFO and Director beginning thirty (30) days from the execution of this Agreement**. Upon bridge financing or approval of REG A Financing of no less than $250,000, CFO shall receive $5,000 monthly as CFO for the term of this agreement.

2. **Participation in Company Stock Option Plan.** Board Member shall be eligible to participate in any stock option plan maintained by the Company and available to other Company employees. Any stock options granted to CFO under this Section 4 will be subject to the terms and conditions applicable to stock options granted under the Company's stock option plan, as described in that stock option plan and the applicable stock option agreement.